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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42095

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penson Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific Avenue, Suite 1700
(No. and Street)

Dallas (City) TX (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel P. Son 214-765-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl, Suite 2000 (Address) Dallas (City) TX (State) 75201 (Zip Code)

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

SEC MAIL RECEIVED FEB 27 2004 WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel P. Son, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penson Financial Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREA ROVILLO
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
05-24-2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Penson Financial Services, Inc.

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Report of Independent Certified Public Accountants

Stockholders and Board of Directors
Penson Financial Services, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Penson Financial Services, Inc. (the Company), a wholly owned subsidiary of SAI Holdings, Inc. as of December 31, 2003, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penson Financial Services, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
February 20, 2004

Penson Financial Services, Inc.
Statement of Financial Condition
December 31, 2003

Assets:	
Cash and cash equivalents	$ 16,647,984
Cash and securities segregated under federal and other regulations	364,845,968
Receivable from broker-dealers and clearing organizations	50,981,836
Receivable from customers and noncustomers, net of allowance of $10,268,010	394,661,928
Receivable from correspondents	9,810,871
Receivable from parent	7,419,585
Securities borrowed	448,889,836
Securities owned, at market value	25,965,213
Deposits with clearing organizations	55,641,696
Property and equipment, less accumulated depreciation of $12,876,994	4,417,743
Other assets	2,537,972
Total assets	$ 1,381,820,632
Liabilities and Stockholder's Equity:	
Liabilities:	
Payable to customers and noncustomers	$ 873,613,569
Payable to correspondents	24,819,298
Payable to broker-dealers and clearing organizations	20,508,325
Securities loaned	342,353,510
Firm loans payable to banks	32,172,839
Customer loans payable to banks	21,225,000
Accounts payable, accrued expenses and other liabilities	12,326,858
Total liabilities	1,327,019,399
Commitments and Contingencies	
Stockholder's Equity:	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	45,509,065
Retained earnings	9,291,168
Total stockholder's equity	54,801,233
Total liabilities and stockholder's equity	$ 1,381,820,632

See accompanying notes to financial statements.

Penson Financial Services, Inc.
Statement of Income
Year Ended December 31, 2003

Revenues:	
Net revenues from clearing operations	$42,074,822
Interest	23,027,540
Commissions	19,523,542
Other revenue	9,188,135
	93,814,039
Expenses:	
Employee compensation and benefits	35,410,366
Floor brokerage, exchange, and clearance fees	12,971,038
Depreciation, occupancy and amortization	7,795,198
Communications and data processing	6,591,011
Interest	5,924,972
Other expenses	5,931,428
	74,624,013
Income before taxes	19,190,026
Income taxes	2,585,675
Net income	$16,604,351

See accompanying notes to financial statements.

Penson Financial Services, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2002	$ 1,000	$ 40,044,931	$ 13,686,817	$ 53,732,748
Distribution from parent	-	5,464,134	-	5,464,134
Dividends paid	-	-	(21,000,000)	(21,000,000)
Net income	-	-	16,604,351	16,604,351
Balance at December 31, 2003	$ 1,000	$45,509,065	$ 9,291,168	$ 54,801,233

See accompanying notes to financial statements.

Penson Financial Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2003

Increase (decrease) in cash and cash equivalents

Cash flows from operating activities:	
Net income	$16,604,351
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	3,266,438
Changes in operating assets and liabilities:	
Cash and securities segregated under federal and other regulations	(264,822,813)
Securities purchased under agreements to resell segregated under federal and other regulations	244,420,000
Net receivable from broker-dealers and clearing organizations	(28,949,592)
Net payable from correspondents	(1,949,797)
Securities borrowed	(307,387,436)
Securities owned	253,967
Deposits with clearing organizations	(19,730,092)
Other assets	(398,198)
Net payable from customers and noncustomers	240,456,690
Securities loaned	157,049,870
Accounts payable, accrued expenses, and other liabilities	(5,376,282)
Net cash provided by operating activities	33,437,106
Net cash used in investing activities:	
Purchase of property and equipment	(189,889)
Cash flows from financing activities:	
Advances from affiliate	20,943,028
Payment to affiliate	(4,583,208)
Net borrowing under firm and customer bank loans	(26,990,457)
Dividends paid	(21,000,000)
Net cash used in investing activities	(31,630,637)
Increase in cash and cash equivalents	1,616,580
Cash and cash equivalents at beginning of year	15,031,404
Cash and cash equivalents at end of year	$16,647,984
Supplemental cash flow disclosures:	
Interest paid during the year	$ 2,072,646
Distribution of SAMCO from parent, net of $520,490 in cash	$ 4,943,644

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Penson Financial Services, Inc. (the Company), a North Carolina corporation, is a broker- dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of SAI Holdings, Inc. (Parent) which in turn is a wholly owned subsidiary of Penson Worldwide, Inc. (PWI).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Proprietary securities transactions are recorded on a trade-date basis as if they had settled. Profit and loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis and are included in other revenue in the statement of operations. Customer securities transactions are reported on a settlement- date basis with related commission income and expenses recorded on a trade-date basis and included in net revenues from clearing operations in the statement of operations.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. All such pending transactions settled after December 31, 2003 without material adverse effect on the Company's results of operations and financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Securities Lending Activities - Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives in the form of cash an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral - The Company reports assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company generally does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

Income Tax - The Company utilizes FASB Statement No. 109, *Accounting for Income Taxes,* to account for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related future tax benefit. The Company is included in the consolidated federal and state tax returns filed by PWI. The Company calculated its income tax expense on a stand-alone basis, at the maximum federal rate of 35% plus an estimated provision for state taxes.

Property and Equipment - Property and equipment are stated at cost and consist primarily of purchased software of $8,910,019 and furniture and equipment of $8,384,718. Depreciation and amortization is generally provided on a straight-line basis using estimated useful lives of three to five years.

Cash Equivalents - The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments - The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Allowance for Doubtful Accounts - The Company maintains an allowance for doubtful accounts that represents amounts, in the judgment of management, necessary to adequately absorb losses from and inherent risks in outstanding receivables from customers and correspondents. Provisions made to this allowance are charged to operations based on anticipated recoverability. The allowance at December 31, 2003 was approximately $12,708,000.

Purchased Software - The Company expenses or capitalizes, as appropriate, purchased software in accordance with the Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed." All qualifying costs of developing or obtaining internal-use software incurred during the application development stage are capitalized. Costs incurred during the preliminary project stage, post-implementation stage and operation stage are expensed as incurred. Capitalized costs are amortized over the expected service life of the related software, generally three years, and are included in property and equipment on the statement of financial condition. The Company assesses the recoverability of these costs by determining whether the amortization of the capitalized costs over the remaining life of the projects can be recovered through undiscounted future operating cash flows. As of December 31, 2003, the Company had unamortized computer software costs of $1,911,975 and amortization of capitalized software totaled $1,666,043 for the year ended December 31, 2003.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3- ACQUISITION

On January 31, 2003, PWI acquired all of the outstanding common stock of SAMCO Holdings, Inc. On February3, 2003, all of the common stock of SAMCO Capital Markets (SAMCO), an introducing broker-dealer wholly owned by SAMCO Holdings, Inc., was distributed to the Company and subsequently merged into a single member limited liability company owned by the Company. The operations, assets and certain liabilities of SAMCO were transferred to the Company and the limited liability company was distributed to PWI. Book value of SAMCO was approximately $5,464,000 at that date.

NOTE 4- SEGREGATED ASSETS

Cash and securities segregated under federal and other regulations totaled $364,845,968. Of this amount, $362,112,899 was segregated for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission, against a requirement of $357,206,548. The remaining balance of $2,733,069 relates to the Company's election to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB) calculation, as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation. At December 31, 2003, the Company had a PAIB reserve requirement of approximately $2,465,713.

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2003, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 14,401,979	$ 12,761,604
Receivable from/payable to clearing organizations	36,579,857	7,746,721
	$ 50,981,836	$ 20,508,325

NOTE 6 - RECEIVABLE FROM CUSTOMERS AND NONCUSTOMERS

Accounts receivable from and accounts payable to customers and noncustomers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for margin loans made to customers. Such collateral is not reflected on the statement of financial condition.

NOTE 7 - SECURITIES OWNED

Securities owned consist of equity investments made in publicly traded equities, government securities as well as investments in certificates of deposit, each with an original maturity of greater than 90 days as follows:

	Market Value
Federal, state and municipal	$ 17,798,593
Certificate of deposit	5,604,554
Corporate	2,562,066
Total	$ 25,965,213

Private equity securities are those securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to securities or to the Company. At December 31, 2003, the Company had $183,270 of private equity securities which are included in other assets in the statement of financial condition.

NOTE 8 - PAYABLE TO BANKS

As of December 31, 2003, the Company's short-term bank loans consist of four lines of credit. Three of the lines of credit permit the Company to borrow in aggregate up to $75,000,000. The fourth line of credit have no stated borrowing capacity. These lines of credit have no stated expiration dates.

The Company had a total of $53,397,839 outstanding at December 31, 2003, under its four existing lines of credit recorded in loans payable to banks and customer loans payable to banks in the statement of financial condition. Borrowings under these agreements bear interest at a rate that varies with the federal funds rate, which approximated 1.0% at December 31,2003. They are generally secured by customers' securities on margin and noncustomer securities, and are repayable on demand. Total amount of collateral held at December 31, 2003 was approximately $94,638,000.

NOTE 9 - INCOME TAXES

The current tax expense and deferred income taxes consisted of the following as of December 31, 2003:

Current tax expense:		
Federal	$	2,242,746
State		573,016
Total current expense		2,815,762
Deferred expense (benefit):		
Federal		8,011
State		(238,098)
Total deferred benefit		(230,087)
Total tax expense	$	2,585,675

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred income taxes consisted of the following:

Deferred tax liability:		
Property and equipment	$	(420,368)
Deferred tax asset:		
Bad debt reserve		4,447,860
Prepaid assets		30,057
Total deferred tax assets		4,477,917
Total deferred tax asset, net	$	4,057,549

The Company is included in the consolidated federal and state tax returns filed by PWI. Therefore, the deferred tax asset is included in due from affiliate as of December 31, 2003. No valuation allowance at December 31, 2003 is necessary to reduce the deferred tax asset as it will more likely than not be realized by PWI.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company deposits customers' margin securities with lending institutions as collateral for borrowings. If a lending institution does not return a security, the Company may be obligated to purchase the security in order to return it to the customer. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security exceeds the value of the loan from the institution.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations. The Company seeks to control the risks associated with its customer or broker activities by requiring customers and brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or to reduce positions when necessary.

Securities purchased under agreements to resell are collateralized by U.S. Government or U.S. Government-guaranteed securities. The Company generally has such securities deposited in an account designated for the exclusive benefit of the Company's customers. Such transactions may expose the Company to off-balance-sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying contract amount. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the contract amount of the receivable. At December 31, 2003, the Company holds approximately $29,630,000 in U.S. Treasuries as collateral, which guarantees performance by the counterparties with regard to the reverse repurchase agreements.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties, including customers, with which it conducts business.

For customers introduced on a fully disclosed basis by other broker-dealers, the Company has the contractual right of recovery from such introducing broker-dealers in the event of nonperformance by the customer. In the event the customer or introducing broker does not perform, the Company is at risk of loss.

The Company is a market maker for certain public corporations, primarily regional banks. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.

NOTE 11 - TRANSACTIONS WITH RELATED PARTIES

At December 31, 2003, the Company had a receivable of $7,419,585 from SAI for payments made by the Company on behalf of SAI to support the operations of SAI and its affiliated companies. The balance is non-interest bearing and has no fixed terms of repayment.

NOTE 12 - PROFIT SHARING PLAN

The Company sponsors a defined contribution 401(k) profit sharing plan (the Plan) that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. During 2003, the Company contributed $538,449 to the Plan.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

The Company leases furniture and equipment under a capital lease and leases office space and certain other furniture and equipment under operating leases. For the year ended December 31, 2003, total rent expense was $3,143,464. Minimum noncancelable lease payments required under operating leases for the years subsequent to December 31, 2003, are as follows:

		Amount
2004	$	2,580,677
2005		1,863,126
2006		1,490,589
2007		1,503,706
2008 and thereafter		1,484,644
Total	$	8,922,742

The Company is named in various legal matters arising in the ordinary course of business. Management does not believe the resolutions of these matters will have a material impact on the Company's financial condition.

NOTE 14 - TRANSACTIONS WITH MAJOR CUSTOMERS

For the year ended December 31, 2003, one correspondent accounted for approximately 12% of the Company's total revenues.

NOTE 15 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined in the SEC's Reserve Requirement Rule (Rule l5c3-3). At December 31, 2003, the Company had net capital of $38,427,714 and was $26,085,199 in excess of its required net capital of $12,342,515. As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB Calculation), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation. At December 31, 2003, the Company had a reserve requirement of approximately $2,465,713 as a result of the PAIB calculation. At December 31, 2003, the Company had a reserve deposit of $2,733,069 in cash. A deposit was made on January 2, 2004 for $5,000,000 to supplement the reserve.

SUPPLEMENTAL INFORMATION

Penson Financial Services, Inc.
Schedule I –Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

Net Capital:	
Stockholder's equity	$54,801,233
Deductions and/or charges:	
Nonallowable assets:	
Receivable from parent	7,419,585
Partly secured and unsecured customer accounts	1,533,794
Furniture and equipment, net	4,417,743
Other assets	792,651
Other deductions and/or charges	998,746
Net capital before haircuts on securities positions (tentative net capital)	39,638,714
Haircuts on securities:	
U.S. Government obligations	(450,000)
Municipals	(250,000)
Certificate of deposits	(146,000)
Corporate obligations	(50,000)
Stocks and warrants	(315,000)
Total haircuts on securities	(1,211,000)
Net capital	$38,427,714
Computation of Alternative Net Capital Requirement:	
Minimum dollar net capital requirement of reporting broker-dealer	$ 250,000
2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3	12,342,515
Net capital requirement (greater of above two minimum requirement amounts)	12,342,515
Excess net capital	$26,085,199
Net capital in excess of 5% of combined aggregate debit items	$ 7,571,426

Statement Pursuant to Rule 17a-5(d)(4)
A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Penson Financial Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2003

Credit Balances:	
Free credit balances and other credit balances in customers' security accounts	$692,019,758
Monies borrowed collateralized by securities carried for the accounts of customers	21,225,000
Monies payable against customers' securities loaned	233,332,168
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	7,494,845
Credit balances in firm accounts that are attributable to principal sales to customers	1,746,544
Market value of securities that are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	212
Total credit items	$955,818,527

Penson Financial Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

Debit Balances:	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	$360,034,295
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	182,001,727
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	22,620,758
Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts	52,468,971
Gross debits	617,125,751
Less 3 percent charge	(18,513,772)
Total debit items	$598,611,979
Reserve computation in excess of total credits over total debit items	$357,206,548
Reserve Requirement:	
Amount held in special reserve account at December 31, 2003	$362,112,899
Required deposit	$ -
Additional amount deposited in special reserve account at January 5, 2004	$ 33,000,000

Statement Pursuant to Rule 17a-5(d)(4)
A reconciliation of the Company's computation for determination of reserve requirement as reported was not prepared as there are no material differences between the Company's computation for determination of reserve requirement included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Penson Financial Services, Inc.
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

1)	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3):	$ N/A
	A) Number of items	
2)	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3):	$ N/A
	B) Number of items	

BDO

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Certified Public Accountants' Report on Internal Control Required by Securities Exchange Commission Rule 17a-5

Stockholders and Board of Directors
Penson Financial Services, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Penson Financial Services, Inc. (the Company) (a wholly owned subsidiary of SAI Holdings, Inc.) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
February 20, 2004